UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

American Midstream Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

02752P 100

(CUSIP number)

Christine Miller

High Point Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, address and telephone number of person authorized to receive notices and communications)

August 9, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification High Point Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 6,999,886 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,999,886 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 6,999,886 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 23.6% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,745,200 Series A Convertible Preferred Units (“Series A Units”) and 1,254,686 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,667,835 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 6,999,886, the number of Common Units issuable to the reporting person upon the conversion of all of the outstanding Series A Units and Series B Units owned by the reporting person.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification American Midstream GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 1,254,686 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,254,686 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 1,254,686 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.2% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 1,254,686 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,667,835 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 6,999,886, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Energy Partners Fund V, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 6,999,886 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,999,886 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 6,999,886 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 23.6% (See Note 2)
14.	Type of reporting person PN

Note 1: Represents 5,745,200 Series A Convertible Preferred Units (“Series A Units”) and 1,232,017 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,667,835 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 6,999,886, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight PEF GP V, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 6,999,886 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,999,886 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 6,999,886 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 23.6% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,745,200 Series A Convertible Preferred Units (“Series A Units”) and 1,232,017 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,667,835 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 6,999,886, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 6,999,886 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,999,886 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 6,999,886 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 23.6% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,745,200 Series A Convertible Preferred Units (“Series A Units”) and 1,232,017 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,667,835 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 6,999,886, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 6,999,886 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,999,886 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 6,999,886 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 23.6% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,745,200 Series A Convertible Preferred Units (“Series A Units”) and 1,232,017 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,667,835 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 6,999,886, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification Daniel R. Revers
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 6,999,886 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,999,886 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 6,999,886 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 23.6% (See Note 2)
14.	Type of reporting person IN

Note 1: Represents 5,745,200 Series A Convertible Preferred Units (“Series A Units”) and 1,232,017 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,667,835 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 6,999,886, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

This Amendment No. 1 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

ITEM 1.	Security and Issuer.

Item 1 is hereby amended and supplemented as follows:

Common Units are issuable on a one-for-one basis upon the conversion of the (i) Series A Convertible Preferred Units representing limited partner interests of the Issuer (“Series A Units”) and (ii) Series B Convertible Preferred Units representing limited partner interests of the Issuer (“Series B Units” and together with the Series A Units, the “Units”).

ITEM 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a) This schedule is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to Section 13 of the Act:

(i)	American Midstream GP, LLC, a Delaware limited liability company (“General Partner”);

(ii)	High Point Infrastructure Partners, LLC, a Delaware limited liability company (“HPIP”);

(iii)	ArcLight Energy Partners Fund V, L.P., a Delaware limited partnership (“Fund V”);

(iv)	ArcLight PEF GP V, LLC, a Delaware limited liability company (“Fund GP”);

(v)	ArcLight Capital Holdings, LLC, a Delaware limited liability company (“ArcLight Holdings”);

(vi)	ArcLight Capital Partners, LLC (“ArcLight Partners”); and

(vii)	Daniel R. Revers.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

Certain information required by this Item 2 concerning the officers and managers of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b) The principal business address of each of the Reporting Persons (other than the General Partner) is:

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, Massachusetts 02117

The principal business address of the General Partner is:

1400 16th Street, Suite 310

Denver, Colorado 80202

Attention: William B. Mathews

(c) HPIP is a limited liability company controlled by Fund V for the purpose of acquiring and developing midstream energy assets. The business of Fund V is energy related investments. The business of Fund GP is to be the general partner of the Fund V. The business of ArcLight Holdings is to be the manager of Fund GP (and other ArcLight fund general partners) and the sub-adviser to Fund V (and other ArcLight funds). The business of the General Partner is to be the general partner of the Issuer. Mr. Revers is a citizen of the United States. The principal business occupation of Mr. Revers is to serve as manager of ArcLight Holdings and Managing Partner of ArcLight Partners.

HPIP is a manager-managed limited liability company that is indirectly controlled by Fund V, which is the sole member of the majority member of HPIP. Fund V is a limited partnership controlled by Fund GP, its general partner. Fund GP is a limited liability company controlled by ArcLight Holdings, its manager. ArcLight Holdings is a limited liability company that serves as manager to Fund GP and sub-adviser to Fund V. ArcLight Partners is a limited liability company of which ArcLight Holdings is the sole manager and member, and serves as investment adviser to Fund V. The managing directors of ArcLight Holdings and ArcLight Partners are set forth on Schedule A. The General Partner is a limited liability company controlled by HPIP.

The name and present principal occupation of each manager and officer of each of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Schedule A and is incorporated by reference in this Item 2. The Covered Individuals together with the Reporting Persons are referred to as the “Covered Persons.” All Covered Individuals are United States citizens. The principal business address of each of the Covered Individuals is set forth on Schedule A.

(d) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is an entity properly organized under the laws of the State of Delaware. Each of the Covered Individuals is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the following:

Effective August 9, 2013, the Issuer entered into an Equity Restructuring Agreement with the General Partner and HPIP pursuant to which the Issuer’s then-outstanding 4,526,066 subordinated units (the “Subordinated Units”) and previous incentive distribution rights (the “Former IDRs”) (all of which were owned by the General Partner, which is controlled by HPIP) were combined into and restructured as a new class of incentive distribution rights (the “New IDRs”). Upon the issuance of the New IDRs, the Subordinated Units and Former IDRs were cancelled. The New IDRs were allocated 85.02% to HPIP and 14.98% to our General Partner.

Following the announcement of the Equity Restructuring Agreement, a warrant previously issued to the General Partner by the Issuer (to be transferred to AIM Midstream Holdings, LLC, the minority member of the General Partner) in conjunction with the Equity Restructuring was cancelled effective August 29, 2013. On February 5, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2014, the Issuer, HPIP and the General Partner entered into a settlement with AIM Midstream Holdings, under which, among other things (i) HPIP and AIM Midstream Holdings amended the limited liability company agreement of the General Partner to, among other things, amend the sharing percentages (as defined therein) such that HPIP’s and AIM Midstream Holdings’s sharing percentages are 95% and 5%, respectively; (ii) HPIP transferred all of the 85.02% of the New IDRs held by HPIP to the General Partner such that the General Partner owns 100% of the outstanding new IDRs; and (iii) the Issuer issued to AIM Midstream Holdings a warrant to purchase up to 300,000 Common Units at an exercise price of $0.01 per Common Unit, which warrant AIM Midstream Holdings exercised on February 21, 2014.

On January 31, 2014, the General Partner purchased from the Issuer 1,168,225 Series B Units for $30 million, pursuant to a Purchase Agreement entered into on January 22, 2014 and amended on January 31, 2014 among HPIP, the General Partner, and the Issuer (as amended, the “Purchase Agreement”). The Series B Units will convert into Common Units on a one-for-one basis on the second anniversary of the initial issuance of the Series B Units (i.e., January 31, 2016). The cash consideration paid by the General Partner pursuant to the Purchase Agreement was funded by cash on hand. Distributions on the Series B Units are paid in kind in additional Series B Units. Each Series B Unit will have the right to share in distributions from the Issuer on a pro rata basis with holders of the Issuer’s Common Units. All or any portion of each distribution payable in respect of the Series B Units may, at the Issuer’s election, be paid in additional Series B PIK Units. The Series B PIK Units have the same voting rights as if they were outstanding Common Units and will be entitled to vote as a separate class on any matters that materially adversely affect the rights or preferences of the Series B PIK Units in relation to other classes of partnership interests or as required by law.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following:

(a)-(b) The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons on an as-converted basis. Unless otherwise noted, the Reporting Persons have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of such Units.

Reporting Person(1)	Amount beneficially owned (2)	Percent of class (3)
American Midstream GP, LLC (the “General Partner”)	1,254,686	4.2%
High Point Infrastructure Partners, LLC (“HPIP”)	6,999,886	23.6%
ArcLight Energy Partners Fund V, L.P. (“Fund V”)	6,999,886	23.6%
ArcLight PEF GP V, LLC (“Fund GP”)	6,999,886	23.6%
ArcLight Capital Holdings, LLC (“ArcLight Holdings”)	6,999,886	23.6%
ArcLight Capital Partners, LLC (“ArcLight Partners”)	6,999,886	23.6%
Daniel R. Revers	6,999,886	23.6%

(1)	ArcLight Holdings is the sole manager and member of ArcLight Partners. ArcLight Holdings is the investment adviser to Fund V and Fund GP is the general partner of Fund V (collectively, HPIP, Fund V, Fund GP, ArcLight Holdings and ArcLight Partners are the “ArcLight Entities”). ArcLight Partners is the manager of the general partner of Fund V. Mr. Revers is a manager of ArcLight Holdings and a managing partner of ArcLight Partners and has certain voting and dispositive rights as a member of ArcLight Partners’ investment committee. Fund V, through indirectly controlled subsidiaries, owns approximately 90% of the ownership interest in HPIP, which in turn owns 95% of the General Partner. As a result, the ArcLight Entities and Mr. Revers may be deemed to indirectly beneficially own the securities of the Issuer held by HPIP and the General Partner, but disclaim beneficial ownership except to the extent of their respective pecuniary interests therein.
(2)	For the General Partner, represents Common Units issuable upon the one-for-one conversion of 1,254,686 Series B Units and includes Series B PIK Unit distributions made on each of February 14, May 14, August 14 and November 14, 2014. For all other reporting persons, represents Common Units issuable upon the one-for-one conversion of 5,745,200 Series A Units and 1,254,686 Series B Units, and includes distributions of Series A PIK Units made on each of August 14, 2013, November 14, 2013, February 14, 2014, May 14, 2014, August 14, 2014 and November 14, 2014.
(3)	Based on 29,667,835 Common Units outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 6,999,886, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

2	Equity Restructuring Agreement, dated as of August 9, 2013, by and between American Midstream Partners, LP, American Midstream GP, LLC and High Point Infrastructure Partners, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 15, 2013).

3	The Fourth Amended and Restated Partnership Agreement, effective August 15, 2014 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2013).

4	Amendment Number 2 to the Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated January 31, 2014 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2014).

5	Amendment No. 3 to the Fourth Amended and Restated Agreement of Limited Partnership (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2014).

6	Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated October 28, 2013 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2014).

7	Series B Unit Purchase Agreement dated January 22, 2014 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2014).

8	First Amendment to Series B Purchase Agreement, dated January 31, 2014 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2014

AMERICAN MIDSTREAM GP, LLC

/s/ William Mathews
William Mathews,
Vice President, General Counsel and Secretary

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By: ArcLight PEF GP V, L.P.
its General Partner

By: ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT PEF GP V, LLC

By: ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

Schedule A

Officers and Managers of the Reporting Persons

The name and occupation of the officers of HPIP are set forth below. The business address of each is 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117.

Name	Principal Occupation
Daniel R. Revers	President and Manager
John F. Erhard	Vice President and Manager
Lucius H. Taylor	Manager
Joseph W. Sutton	Manager
Matthew W. Rowland	Managing Director and Manager
Timothy Balaski	Managing Director
Christine Miller	Secretary

The name and occupation of the managing directors of ArcLight Partners are set forth below. The business address of each is 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117.

Directors	Principal Occupation
Daniel R. Revers	Partner
Robb E. Turner	Partner
Theodore D. Burke	Partner
Kevin M. Crosby	Partner
John F. Erhard	Partner
Mark A. Tarini	Partner
Carter A. Ward	Partner

The name and occupation of the managers of ArcLight Holdings are set forth below. The business address of each is 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117.

Directors	Principal Occupation
Daniel R. Revers	Manager
Robb E. Turner	Manager

The name and occupation of the officers of the General Partner are set forth below. The business address of each is 1400 16th Street, Suite 310, Denver, Colorado 80202.

Name	Principal Occupation
Stephen W. Bergstrom	President and Chief Executive Officer
Matthew W. Rowland	Senior Vice President and Chief Operating Officer
Tom L. Brock	Vice President, Chief Accounting Officer and Corporate Controller
Daniel C. Campbell	Senior Vice President and Chief Financial Officer
Ryan Rupe	Vice President of Commercial Affairs
William B. Mathews	General Counsel and Vice President of Legal Affairs
Louis Dorey	Senior Vice President of Corporate Development
Timothy Balaski	Senior Vice President of Business Development

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement.

2	Equity Restructuring Agreement, dated as of August 9, 2013, by and between American Midstream Partners, LP, American Midstream GP, LLC and High Point Infrastructure Partners, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 15, 2013).

3	The Fourth Amended and Restated Partnership Agreement, effective August 15, 2014 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2013).

4	Amendment Number 2 to the Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated January 31, 2014 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2014).

5	Amendment No. 3 to the Fourth Amended and Restated Agreement of Limited Partnership (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2014).

6	Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated October 28, 2013 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2014).

7	Series B Unit Purchase Agreement dated January 22, 2014 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2014).

8	First Amendment to Series B Purchase Agreement, dated January 31, 2014 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2014).